SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Results of operations for the year ended March 31, 2005 reported by Kubota Corporation (Friday, May 13, 2005)
2.	Notice of termination of retirement benefit systems for directors and corporate auditors (Friday, May 13, 2005)
3.	Notice on retirement of shares (Friday, May 13, 2005)

Contact: IR Group Kubota Corporation 2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka 556-8601, Japan Phone : +81-6-6648-2645 Facsimile: +81-6-6648-2632

FOR IMMEDIATE RELEASE (FRIDAY, MAY 13, 2005)

RESULTS OF OPERATIONS FOR THE YEAR ENDED

MARCH 31, 2005 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, May 13, 2005 — Kubota Corporation reported today its consolidated and non-consolidated results of operations for the year ended March 31, 2005.

Consolidated Financial Highlights

(Unaudited)

(1) Results of operations	(In millions of yen and thousands of U.S. dollars except per American Depositary Share (“ADS”) amounts

	Year ended March 31, 2005			% (*)	Year ended March 31, 2004	% (*)
Net sales	¥ $	983,226 [9,189,028	]	5.7	¥930,237	0.4
Operating income	¥ $	92,299 [862,607	]	322.4	¥21,849	(26.2)
% of net sales		9.4%			2.3%
Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥ $	161,561 [1,509,916	]	496.2	¥27,097	340.2
% of net sales		16.4%			2.9%
Net income	¥ $	117,901 [1,101,879	]	907.7	¥11,700	—
% of net sales		12.0%			1.3%
Net income per ADS (5 common shares)
Basic	¥ $	446 [4.17	]		¥44
Diluted	¥ $	434 [4.06	]		¥43
Ratio of net income to shareholders’ equity		27.0%			3.3%
Ratio of income before income taxes to total assets		13.9%			2.4%

Notes.	1 :	(*) represents percentage change from the comparable previous period.

	2 :	Weighted-average number of shares outstanding during the year ended March 31, 2005	1,323,067,882
		Weighted-average number of shares outstanding during the year ended March 31, 2004	1,342,386,063

	3 :	Equity in net income of affiliated companies for the year ended March 31, 2005 and 2004 was ¥2,324 million and ¥780 million, respectively.

Kubota Corporation

and Subsidiaries

(2) Financial position	(In millions of yen and thousands of U.S. dollars except per ADS amounts)

	March 31, 2005			March 31, 2004
Total assets	¥ $	1,193,056 [11,150,056	]	¥1,124,225
Shareholders’ equity	¥ $	481,019 [4,495,505	]	¥391,082
Ratio of shareholders’ equity to total assets		40.3%		34.8%
Shareholders’ equity per ADS	¥ $	1,850 [17.29	]	¥1,459

Notes to financial position:

Number of shares outstanding as of March 31, 2005	1,300,413,082
Number of shares outstanding as of March 31, 2004	1,340,197,124

(3) Summary of statements of cash flows	(In millions of yen and thousands of U.S. dollars)

	Year ended March 31, 2005			Year ended March 31, 2004
Net cash provided by operating activities	¥ $	66,908 [625,308	]	¥109,575
Net cash used in investing activities	¥ $	(78,228) [(731,103)	]	¥(40,377)
Net cash provided by (used in) financing activities	¥ $	4,508 [42,131	]	¥(55,097)
Cash & cash equivalents, end of year	¥ $	74,563 [696,850	]	¥81,221

(4) 121 subsidiaries are consolidated, and 29 affiliated companies are accounted for under the equity method.

(5) The number of newly consolidated companies during the period	:	8
The number of newly unconsolidated companies during the period	:	6

The number of newly affiliated companies during the period	:	3
The number of newly unaffiliated companies during the period	:	10

(6) Anticipated results of operations for the year ending March 31, 2006	(In millions of yen)

	Six months ending September 30, 2005	Year ending March 31, 2006
Net sales	¥485,000	¥996,000
Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	¥53,000	¥102,000
Net income	¥30,000	¥58,000

Basic net income per ADS for the year ending March 31, 2006 is anticipated to be ¥223.

Please refer to page 12 for further information related to the above mentioned anticipated results of operations.

Kubota Corporation

and Subsidiaries

1. Management Policies

1. Basic management policy

More than a century since its founding, Kubota Corporation and subsidiaries (collectively “the Company”) has continued to help improve people’s quality of life, by offering products and services—including farm equipment, pipes for water supply and sewage systems, environmental control plants, industrial castings, and building materials. Through its businesses, the Company has contributed to providing a better future for people, society, and the earth. While adhering to this corporate philosophy, the Company is implementing management policies that are focused on prioritizing allocation of its resources, emphasizing agility in its operations and strengthening consolidated operations. Through these measures, the Company aims to improve its adaptability to respond with flexibility to the changing times, resulting in a high enterprise value.

2. Basic policy related to the Company’s profit allocation

The Company’s basic policy for the allocation of profit is to “maintain stable or increasing dividends”. The Company’s policy is to determine the most appropriate use of retained earnings, considering requirements of maintaining stable current business operations as well as adapting to the future business environment.

3. Basic policy regarding reduction of trading unit of the Company’s stock

The Company is fully aware that reduction of trading unit of the Company’s stock might cause positive impacts on the diversity of shareholders and the liquidity of the Company’s stock. However, the Company believes that the implementation of reduction of trading unit should be examined in careful consideration of price and liquidity of the Company’s stock, and financial results of the Company.

4. Financial targets

In the Medium-Term Management Strategy (for two years ending March 31, 2006), the Company aims to record more than 8% of the operating income ratio to total sales, and initially set the financial targets of net sales at ¥930.0 billion, operating income at ¥75.0 billion for the year ending March 31, 2006. However, as these financial targets were already achieved in the fiscal year under review, the targets of net sales and operating income were revised upward at ¥966.0 billion and ¥96.0 billion respectively.

The Company also established targets of reducing interest-bearing debt (excluding the debt related to sales financing programs) to ¥140.0 billion by March 31, 2006, and increasing shareholders’ equity ratio to more than 40%. Concerning shareholders’ equity ratio, the target was already achieved in the fiscal year under review.

Kubota Corporation

and Subsidiaries

5. The Medium-Term Management Strategy including issues upon which the Company should implement countermeasures

The Company formulated the “Medium-Term Management Strategy” (for two years ending March 31, 2006) in order to further improve profitability, and is engaged in a concerted effort to implement the strategy corporate-wide. The strategy consists of three principal concepts: “Reforming the business structure and profit structure”, “Reforming operational systems”, and “Strengthening the financial position”. Building on the progress made in the first year of the Medium-Term Management Strategy, the Company will do its utmost to ensure that the strategy will be implemented with maximum effectiveness.

(1) Reforming the business structure and profit structure

The most important measures for the “Reforming the business structure and profit structure” are “Expansion strategy in overseas markets” and “Reinforcing profitability in public works related businesses”.

1) Expansion strategy in overseas markets

The Company believes rapidly growing overseas business is its growth driver and has accorded a high priority to “Expansion strategy in overseas markets”. In the U.S. market, the operation of small-size tractors is the core of its business activities and has considerably high market-shares. In addition to this core business the Company is making efforts to expand the sales of mid-size tractors, utility vehicles (multipurpose four-wheel vehicles) and construction machinery in the peripheral market of small-size tractors, as well as the sales of small-size diesel engines to external customers.

The Company is intensively allocating its resources for overseas business operations to meet the rapidly growing demands. As a part of these activities the Company decided to establish a new production facility in the U.S. for manufacturing attachments of tractors.

In Europe, the Company endeavors to promote its sales not only in the main markets such as the U.K., Germany and France, but also in the peripheral countries of these mainstays. Additionally the Company is implementing measures to strengthen co-operation among subsidiaries in European countries. By these measures, the Company is aiming to raise efficiency of operations and market penetration in European countries.

In Asia, where growth is anticipated, the Company is rapidly implementing procedures to fortify the sales and production bases for expansion of businesses in this region. Under this policy, the Company acquired the additional shares of an affiliated company in Thailand and converted it into a subsidiary in the year under review.

2) Reinforcing profitability in public works related businesses

As for reinforcing profitability in the public works related businesses (Pipes, Valves, and Industrial Castings segment and Environmental Engineering segment), the Company as a whole is taking every available step to restructure the public works related businesses on the assumption that severe business conditions with declining public works spending is not a temporary trend but a structural change. To deal with and adapt to the difficult operating environment, the Company is changing its operational systems to more market-oriented ones, together with sweeping measures to reduce costs and raise productivity.

For this purpose, the Company is transplanting engineering and manufacturing know-how and cost management systems of our increasingly strong and successful operations in Internal Combustion Engine and Machinery to public works related businesses. The Company is also taking every measure to optimize utilization of manufacturing facilities in the segment, and achieve drastic cost reduction in designing of products, procurement and transportation activities. Currently these measures bear fruits in the operations of main products.

Kubota Corporation

and Subsidiaries

(2) Reforming operational systems

The Company has been grappling with the corporate-wide issues, such as the reorganization of divisions, empowering each business division, curtailment of the head count at the corporate office, the renovation of its human resource management system. The Company has been also promoting each of its business division to transform their business models and operational systems into most suitable ones for each division. Additionally, the Company clarified the responsibilities of directors and fortified the oversight function of the corporate auditors, while also reinforcing corporate compliance and internal controls. Through these activities the Company achieved good results in enhancing corporate governance.

The Company recognizes fulfillment of corporate social responsibilities has become the new criterion for evaluating the enterprise value in proportion as the relationship between companies and society are becoming diversified. Based on this recognition, the Company intends to reinforce the management and business conduct in accordance with Corporate Social Responsibilities (“CSR”). For this purpose the Company established the “CSR Planning & Coordination Department” in April 2005, and plans to review the principles governing the conduct of business to conform.

(3) Strengthening the financial position

The Company is implementing measures to strengthen the financial position in order to support the expansion of the business, and to have flexibility in adapting to future change in the business environment. The Company regards its cash flows as one of the critical factors in operation, and through appropriate allocation of the generated cash among capital investment, reduction of interest-bearing debt, cash dividend and purchase of treasury stock, the Company intends to maximize the enterprise value with the higher efficiency of capital and more solid financial position.

(*) Interest-bearing debt = (Short-term borrowings) + (Current portion of long-term debt) + (Long-term debt)

6. Corporate governance: policy and implementation

The Company attaches importance to maintaining good relationship between its stakeholders and the Company, and believes increasing its stakeholders’ trust lead to continuous growth of our enterprise value. To this end, the Company is continuously fortifying its corporate governance through enhancing the soundness of operations and the transparency of management.

The Company has also been working to establish better communications with shareholders and investors. Through accurate and timely disclosure of financial reporting and management policies, the Company intends to continuously increase its transparency.

Kubota Corporation

and Subsidiaries

(1) Current Structure of Corporate Governance

1) Management structure of the Company

The Company’s Corporate Governance system consists of the Board of Directors that has responsibility for ultimate decision-making and management-supervising in execution of business, and the Board of Corporate Auditors that has responsibility for auditing the management. Each director is responsible for some specific department or business division. He/She participates in the Board of Directors’ Meetings for decision-making from the cooperate-wide point of view using a thorough understanding of activities of departments or divisions for which he/she is responsible. Accordingly, the Company doesn’t appoint outside directors who are specialized for management-supervising function. The Company has another important committee that is composed of limited directors such as the president and the executive vice president. In the committee, important issues, such as drafting the medium-term management strategy or restructuring business organization, are discussed, and it supports the function of the Board of Directors, and contributes to smooth decision-making.

The Board of Corporate Auditors consists of five corporate auditors. Currently, two auditors out of five are outside auditors, including a legal expert and a financial expert. Their specialties contribute to strengthen the function of the Board of Corporate Auditors.

2) Internal controls

As for the internal controls, especially for the internal controls over financial reporting, the Company, as one of the listed companies on the New York Stock Exchange, formed a project team with the assistance of knowledgeable independent advisors in order to comply with the Sarbanes & Oxley Act that requires drastic reinforcement of corporate governance. Through the activities of this team, the Company earnestly implements the revision of the internal controls and its reinforcement.

The Company also acknowledges the importance of compliance management and has been promoting to further strengthen business ethics as well as compliance management under the leadership of “Corporate Compliance Headquarters” which was organized in 2001. The headquarters established the Kubota Group Charter of Business Conduct and also set up a counseling hot line for employees to get consultation on any breaches or violations of all applicable laws, internal rules and policies of the Company and so forth. In 2004, the Company implemented the “e-learning”—education program of corporate ethics on website—for all employees. The Company intends to carry out corporate compliance activities without interruption.

3) Risk management system

The Company believes appropriate risk management together with establishment and implementation of internal controls contributes to increase reliability on the Company and its enterprise value. Accordingly, the Company grapples with strengthening its risk management systems.

The Company assesses and classifies a wide variety of risks that might affect its enterprise value, and specialized committees established for each classified risks continuously monitor the recognized risks. For the management of significant risks, the Company regularly reviews the risks and the countermeasures for them, and is making efforts to establish and improve procedures for coping with the situation appropriately and speedy even in the case of emergency.

Kubota Corporation

and Subsidiaries

4) Internal auditing, audit by corporate auditors, and audit by independent auditors

As for the internal auditing, Internal Auditing Group in Compliance Auditing Department implements the corporate-wide audits for operational activities and accounting with 12 specialized staffs (as of March 31, 2005). Internal auditing is based on the auditing plan authorized by CEO and is carried out through review of the documents or making an inquiry of each office of the Company. The results of audits are to be reported to CEO and remedial measures are taken when necessary.

Corporate Auditors of the Company participate in important meetings, including the Board of Directors’ Meetings and strictly audit the directors’ conducts. Corporate Auditors also audit business operations at each business division, corporate office and subsidiaries based on the audit plan resolved at the Board of Corporate Auditors’ Meeting. Additionally, the Corporate Auditors audit the accounting policies and financial reporting system through periodical examination of closing documents. The Board of Corporate Auditors has four staffs (as of March 31, 2005) for the assistance of implementation of auditing by the Corporate Auditors.

Compliance Auditing Department of the Company and the independent auditors report the plans and results of auditing to the Board of Corporate Auditors periodically or as required. Compliance Auditing Department and the independent auditors are also communicating whenever necessary and their effective auditing activities are promoted by the communication.

The Company appointed Deloitte Touche Tohmatsu as its independent auditor, and three certified public accountants of Deloitte Touche Tohmatsu; Mr. Nobuhide Doira, Mr. Seiichiro Azuma and Mr. Koichiro Tsukuda are engaged in financial statement audit of the Company. Mr. Nobuhide Doira, Mr. Seiichiro Azuma and Mr. Koichiro Tsukuda had been engaged in financial statement audit of the Company continuously for four years, six years, and three years respectively. In addition to these three certified public accountants, five certified public accountants, five junior accountants and two others of Deloitte Touche Tohmatsu provided auditing services for the Company.

5) Remunerations for directors, corporate auditors and independent auditors

Remunerations for directors, and corporate auditors and independent auditors during the year under review were as follows :

Remuneration for directors	¥402 million	Remuneration for audit certification	¥72 million
Remuneration for corporate auditors	¥73 million	Other remuneration for independent auditors	¥9 million

Total	¥475 million	Total	¥81 million

(2) Personal, financial and business relationships between the Company and outside corporate auditors

Currently, there are no special interests between the Company and Mr. Teisuke Sono, and Mr. Yoshio Suekawa, its outside corporate auditors.

(3) Measures implemented over the past year for better corporate governance

During the year under review, the Company held 14 times of the Board of Directors’ Meetings and 23 times of Management Committee. At these meetings, the important issues including restructuring of business and large-scale investments were discussed, and resolutions were made for execution. As for the Board of Corporate Auditors’ Meetings, 12 meetings were held during the year under review and important issues such as policies and methods of auditing were resolved at the meetings. Based on the audits in accordance with those resolutions, the Board of Corporate Auditors prepared Auditors’ Report. During the year under review, the Company appointed a new corporate auditor as a financial expert in order to strengthen the oversight function of the Board of Corporate Auditors.

Kubota Corporation

and Subsidiaries

2. Review of Operations and Financial Condition

1. Review of operations

(1) Summary of the results of operations for the year under review

During the year ended March 31, 2005, although the Japanese economy initially maintained an upward trend, the tempo of economic growth slackened after the summer, reflecting slower growth of exports and higher prices of oil and raw materials. Overseas, while the U.S. economy expanded smoothly supported by active housing investment and private capital expenditure, the EU economy decelerated gradually, affected by the stronger Euro.

Under such conditions, net sales of the Company during the year under review were ¥983.2 billion, a 5.7 % increase from the prior year, and domestic sales were ¥637.9 billion, a 0.8 % decrease from the prior year. Although the negative impact from the business transfer of building materials operations carried out in December 2003 (a decrease of ¥ 28.5 billion) was largely offset by favorable increases of sales in other segments, the compensation was not sufficient and domestic sales slightly declined from the prior year.

Overseas sales were ¥345.3 billion, a 20.4 % increase from the prior year. This increase was mainly due to the continuing growth in sales of tractors in North America where a very promising new product was introduced, and brisk sales of construction machinery and engines principally in the U.S. and European markets. As a result, the percentage of overseas sales accounted for 35.1 % of net sales, 4.3 percentage points higher than the prior year.

Operating income was ¥92.3 billion, a 322.4 % increase from the prior year. In spite of the appreciation of the yen and higher prices of raw materials, a significant decrease of pension costs, increased sales centering on Internal Combustion Engine and Machinery segment, and the reduction of costs in public works related business contributed to an increase of operating income.

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies was ¥161.6 billion, a 496.2 % increase from the prior year. The increase was largely due to a ¥58.6 billion of the government subsidy (*) and the increase in operating income. Accordingly, after ¥42.5 billion of income taxes, ¥1.1 billion of minority interests in earnings of subsidiaries and equity in net income of affiliated companies, net income during the year under review jumped to ¥117.9 billion, a 907.7 % increase from the prior year.

(*) Government subsidy is the gain from settlement of substitutional portion of the government pension plan.

Kubota Corporation

and Subsidiaries

(2) Review of operations by product group

1) Internal Combustion Engine and Machinery

Sales in Internal Combustion Engine and Machinery were ¥582.7 billion, 16.2 % higher than the prior year, comprising 59.3 % of consolidated net sales. Domestic sales increased 5.8%, to ¥257.0 billion, and overseas sales also increased 25.9%, to ¥325.7 billion. This segment consists of “farm equipment and engines” and “construction machinery”.

In domestic markets, due to the declining numbers of farmers and negative impacts of typhoons and earthquakes, market conditions were rather harsh. Accordingly, the Company executed an aggressive sales promotion campaigns in connection with the introduction of new models of competitively priced farm equipment offering improved performance. By stimulating the markets through these activities, the Company further diversified its customer base and increased market-share, which led to higher sales. Sales of construction machinery also increased due to the expansion of sales to rental companies and the introduction of new models supported by a recovery in demand.

In overseas markets, sales of tractors in North America remained strong as a result of the introduction of new models and sales promotions, including “zero percent promotional interest rate”. In particular, sales of newly introduced product “utility vehicle” (multipurpose four-wheel vehicles) greatly exceeded expectations, fueling overall sales growth. In European markets, sales of tractors remained steady. In Asian and Oceanian markets, the Company recorded favorable sales, especially in Australia, South Korea and Thailand. Sales of engines increased due principally to the growth in demand from European and North American manufacturers of Industrial machinery. Sales of construction machinery, underpinned by growing worldwide demand, also expanded sharply in Europe, our main market, and in the U.S. where the market for mini-excavators is growing rapidly.

2) Pipes, Valves and Industrial Castings

Sales in Pipes, Valves and Industrial Castings were ¥170.6 billion, 2.6 % lower than the prior year, comprising 17.3 % of consolidated net sales. Domestic sales increased 2.0%, to ¥155.5 billion, and overseas sales declined 33.2%, to ¥15.2 billion. This segment consists of “pipes and valves” and “industrial castings”.

As for the domestic sales of ductile iron pipes and PVC pipes, prices of these products improved substantially. However, sales of ductile iron pipes decreased due to the lower demand from the municipalities, while sales of PVC pipes increased, reflecting higher prices. Sales of industrial castings increased thanks principally to the brisk demands from the steel industries, the energy industries and the automobile industries.

On the other hand, overseas sales deteriorated significantly because shipments of ductile iron pipes to Middle East countries decreased significantly from the prior year, although sales of industrial castings rose.

3) Environmental Engineering

Sales in Environmental Engineering were ¥117.6 billion, 1.7 % higher than the prior year, comprising 12.0 % of consolidated net sales. Domestic sales increased 1.3%, to ¥113.9 billion, and overseas sales also increased 12.5%, to ¥3.8 billion. This segment consists of environmental control plants and pumps.

Sales in the Water & Sewage Engineering division decreased as a consequence of the lower level of orders received in the prior year. Sales in the Waste Engineering division increased due to the smooth shipment of large orders. Sales of pumps declined owing to stagnant sales of large-size pumps.

Kubota Corporation

and Subsidiaries

4) Other

Sales in Other were ¥112.3 billion, 18.5 % lower than the prior year, comprising 11.4 % of consolidated net sales. Domestic sales decreased 17.7%, to ¥111.6 billion, and overseas sales declined 67.5%, to ¥0.7 billion. This segment consists of vending machines, electronic-equipped machinery, air-conditioning equipment, septic tanks, condominiums, construction and so forth.

Sales of this segment decreased sharply, affected by the impact of the business transfer of building materials operations. However, sales of vending machines increased owing to brisk demands from cigarette industry and bottlers. Sales of air-conditioning equipment and condominiums also increased largely. Additionally, sales of electronic-equipped machinery and septic tanks grew. On the other hand, sales of constructions declined from the prior year.

(Note) : Pension cost on consolidated basis

On January 30, 2003, the Company was given the approval for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion of its employee benefit pension plan by Ministry of Health, Labor and Welfare in Japan. Regarding the obligation to pay benefits for past employee service, the Company was also given the approval on September 1, 2004. Pursuant to these approvals, the Company transferred the benefit obligation of the substitutional portion and the related plan assets to the government on January 31, 2005.

The transfer increased other income – net by ¥56.3 billion, recording operating losses of ¥2.3 billion on derecognition of previously accrued salary progression and a settlement loss on unrecognized loss of the substitutional portion, and government subsidy of ¥58.6 billion as a component of other income – net.

2. Financial condition

(1) Assets and liabilities

Total assets at the end of March 2005 amounted to ¥1,193.1 billion, an increase of ¥68.8 billion (6.1%) from the end of the prior year. As for assets, current assets increased due mainly to increases in notes and accounts receivable, and short-term finance receivables. In addition, sharp increase in long-term finance receivables resulted in increase in investments. Short- and long-term finance receivables increased owing to rapid expansion of business as well as reduction of sales of finance receivables in North America. On the other hand, other assets decreased due principally to a decrease in deferred tax assets.

Regarding the liabilities and shareholders’ equity, current liabilities increased reflecting increase in short-term borrowings and current portion of long-term debt. In contrast long-term liabilities decreased due to decrease in long-term debt and sharp decline of accrued retirement and pension costs that resulted from the transfer of the substitutional portion of the benefit obligation and related plan assets to the government.

Thanks to a sharp increase of net income, shareholders’ equity increased significantly and shareholders’ equity ratio was 40.3%, exceeded 40%, which is a target at March 31, 2006. The amount of interest-bearing debt excluding debt related to sale financing programs decreased by ¥25.6 billion, to ¥158.2 billion, and total amount of interest-bearing debt increased by ¥37.5 billion, to ¥304.2 billion.

Kubota Corporation

and Subsidiaries

(2) Cash flows

Net cash provided by operating activities during the year under review was ¥66.9 billion, a decrease of ¥42.7 billion from the prior year. The primary reason for this decrease was fluctuations in notes and accounts receivable. The sales amount of notes and accounts receivable in North America in the prior year was significantly larger and it resulted in the substantial decrease in notes and accounts receivable in the prior year. In contrast, notes and accounts receivable increased in the year under review, resulting to the decrease in net cash provided by operating activities.

Net cash used in investing activities was ¥78.2 billion, an increase of ¥37.9 billion from the prior year. The increase is attributable to a change in funding sources for finance receivables from selling finance receivables to borrowings.

Net cash provided by financing activities was ¥4.5 billion, as compared to ¥55.1 billion of net cash used in financing activities in the prior year. Changing funding sources for finance receivables from selling finance receivables to borrowings also caused this fluctuation.

As a result, including the effect of exchange rate, cash and cash equivalents at the end of March 2005 was ¥74.6 billion, a decrease of ¥6.7 billion from the prior year.

Cash flow indices

	Year ended March 31, 2005	Year ended March 31, 2004
Equity ratio (%)	40.3	34.8
Equity ratio based on market capitalization (%)	62.4	59.1
Interest-bearing debt / Net cash provided by operating activities (year)	4.5	2.4
Interest coverage ratio (times)	15.2	24.6

(Notes)

Equity ratio : shareholders equity / total assets

Equity ratio based on market capitalization : market capitalization / total assets

Interest coverage ratio : cash flows provided by operating activities / interest paid

Each ratio is calculated based on the figures in the consolidated financial statements. Market capitalization is calculated based on closing price at the end of the fiscal year multiplied by the number of shares outstanding at the end of fiscal year, excluding treasury stock. Cash flows provided by operating activities are the amount of operating cash flows in the consolidated statements of cash flows. Interest-bearing debt includes short-term borrowings, current portion of long-term debt, and long-term debt in the consolidated balance sheets. Additionally, interest paid is the amount of interest paid in the consolidated statements of cash flows.

3. Matter concerning profit allocation for this fiscal year

The Company plans to pay ¥40 per ADS as the total dividends for the entire fiscal year. As the interim cash dividends was ¥15 per ADS, year-end cash dividends will be ¥25 per ADS.

As for the treasury stocks, the Company plans to retire 39.0 million shares of treasury stock (¥20.9 billion) at the end of June 2005.

Kubota Corporation

and Subsidiaries

3. Prospect for the Next Fiscal Year

1. General outlook

Although the Japanese economy is expected to break out of its static condition, the prospects are still unpredictable considering the risks that exist; higher prices of raw materials and crude oil may have a negative impact on world economy. All things considered, the Company expects the difficult economic conditions to persist.

Looking ahead, the Company forecasts consolidated net sales for the year ending March 31, 2006 at ¥996.0 billion, up by ¥12.8 billion from the year under review. In domestic market, the Company expects sales in Internal Combustion Engine and Machinery and Pipes, Valves and Industrial Castings segment to increase. On the other hand, sales in Other segment are forecasted to decrease. As a result, total domestic sales are expected to be almost same amount as that of the year under review. As for overseas sales, sales expansion in Internal Combustion Engine and Machinery segment will continue and overseas sales is expected to increase smoothly.

The Company forecasts operating income of ¥96.0 billion, an increase of ¥3.7 billion from the year under review. Although the price increases in raw materials and high appreciation of yen will give downward pressure on operating income, an increase of overseas sales in Internal Combustion Engine and Machinery and Pipes, Valves and Industrial Castings segment, Corporate-wide cost cut, decrease in pension cost is expected contribute to the increase in operating income.

The Company also expects income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies for the next fiscal year to be ¥102.0 billion, a sharp decrease of ¥59.6 billion from the year under review. The decrease is mainly due to the significant decrease in other income-net as a result of government subsidy recorded in the year under review. Accordingly, net income is forecasted to be ¥58.0 billion, down ¥59.9 billion from the year under review. (These forecasts anticipate an exchange rate of ¥103=US$1.)

2. Prospect with regard to the profit allocation for the next fiscal year

In accordance with the previously described basic policy related to the Company’s profit allocation of “maintaining stable or raising dividends”, the Company is considering paying cash dividends per ADS for the next fiscal year equivalent to, or more of, the year under review (¥40 per ADS). Specific amount will be decided based on the development of business performance in the next fiscal year.

Kubota Corporation

and Subsidiaries

< Cautionary Statements with Respect to Forward-Looking Statements >

Projected results of operations and other future forecasts contained in this report are the estimates of the Company based on information available to the Company as of this published date. Therefore, those projections include certain potential risks and uncertainties. Accordingly, the users of this information are requested to note that the actual results could differ materially from those future projections. Major factors that could influence the ultimate outcome include the economic condition surrounding the Company, foreign exchange rates, agricultural policy in Japan, the trend of public investment and private capital expenditure in Japan, the price-competitive pressure in the market, the ability for the Company to manufacture or innovate the products which will be accepted in the market. The user of the information should be aware that factors that could influence the ultimate outcome of the Company are not limited to the factors above.

Kubota Corporation

and Subsidiaries

Consolidated Statements of Income

(Unaudited)

(In millions of yen)

	Year ended March 31, 2005		Year ended March 31, 2004		Change
	Amount	%	Amount	%	Amount	%
Net sales	983,226	100.0	930,237	100.0	52,989	5.7
Cost of sales	713,312	72.5	701,727	75.4	11,585	1.7
Selling, general, and administrative expenses	181,727	18.5	199,768	21.5	(18,041)	(9.0)
Loss (gain) from disposal or impairment of businesses and fixed assets	(4,112)	(0.4)	6,893	0.8	(11,005)	—

Operating income	92,299	9.4	21,849	2.3	70,450	322.4

Other income (expenses):
Interest and dividend income	9,488		7,264		2,224
Interest expense	(4,699)		(4,286)		(413)
Gain on sales of securities	1,604		3,161		(1,557)
Exchange gains (losses)	3,597		(1,534)		5,131
Government subsidy	58,571		—		58,571
Other-net	701		643		58

Other income (expenses), net	69,262		5,248		64,014

Income before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	161,561	16.4	27,097	2.9	134,464	496.2

Income taxes:
Current	28,917		29,255		(338)
Deferred	13,625		(15,554)		29,179

Total income taxes	42,542		13,701		28,841

Minority interests in earnings of subsidiaries	3,442		2,476		966
Equity in net income of affiliated companies	2,324		780		1,544

Net income	117,901	12.0	11,700	1.3	106,201	907.7

						(In yen	)

Basic earnings per ADS (5 common shares):	446		44		402
Diluted earnings per ADS (5 common shares):	434		43		391

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

Assets	(In millions of yen)

	March 31, 2005		March 31, 2004		Change
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	74,563		81,221		(6,658)
Short-term investments	—		3,001		(3,001)
Notes and accounts receivable:
Trade notes	72,517		73,834		(1,317)
Trade accounts	248,338		227,021		21,317
Less: Allowance for doubtful receivables	(2,257)		(2,408)		151

Total receivables, net	318,598		298,447		20,151

Short-term finance receivables	50,921		26,876		24,045
Inventories	155,146		142,973		12,173
Other current assets	76,143		61,909		14,234

Total current assets	675,371	56.6	614,427	54.7	60,944

Investments:
Investments in and advances to affiliated companies	11,808		12,982		(1,174)
Long-term finance receivables	80,725		47,964		32,761
Other investments	146,979		148,482		(1,503)

Total investments	239,512	20.1	209,428	18.6	30,084

Property, plant and equipment:
Land	83,031		81,671		1,360
Buildings	200,173		200,535		(362)
Machinery and equipment	359,659		364,572		(4,913)
Construction in progress	4,499		2,313		2,186

Total	647,362		649,091		(1,729)
Accumulated depreciation	(427,612)		(426,345)		(1,267)

Net property, plant and equipment	219,750	18.4	222,746	19.8	(2,996)

Other assets:	58,423	4.9	77,624	6.9	(19,201)

Total	1,193,056	100.0	1,124,225	100.0	68,831

Kubota Corporation

and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

Liabilities and shareholders’ equity	(In millions of yen)

	March 31, 2005		March 31, 2004		Change
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	119,802		85,999		33,803
Trade notes payable	33,675		35,309		(1,634)
Trade accounts payable	183,367		158,397		24,970
Advances received from customers	4,104		6,026		(1,922)
Notes and accounts payable for capital expenditures	9,094		7,747		1,347
Accrued payroll costs	23,616		23,519		97
Accrued expenses	24,998		21,545		3,453
Income taxes payable	12,223		15,179		(2,956)
Other current liabilities	26,289		25,101		1,188
Current portion of long-term debt	66,877		35,858		31,019

Total current liabilities	504,045	42.3	414,680	36.9	89,365

Long-term liabilities:
Long-term debt	117,488		144,845		(27,357)
Accrued retirement and pension costs	65,836		143,679		(77,843)
Other long-term liabilities	3,093		14,293		(11,200)

Total long-term liabilities	186,417	15.6	302,817	26.9	(116,400)

Minority interests:	21,575	1.8	15,646	1.4	5,929

Shareholders’ equity:
Common stock	78,156		78,156		—
Additional paid-in capital	87,263		87,263		—
Legal reserve	19,539		19,539		—
Retained earnings	290,187		204,156		86,031
Accumulated other comprehensive income	27,507		26,075		1,432
Treasury stock	(21,633)		(24,107)		2,474

Total shareholders’ equity	481,019	40.3	391,082	34.8	89,937

Total	1,193,056	100.0	1,124,225	100.0	68,831

Kubota Corporation

and Subsidiaries

Consolidated Statements of Comprehensive Income

(Unaudited)

(In millions of yen)

	Year ended March 31, 2005	Year ended March 31, 2004	Change
Net income	117,901	11,700	106,201

Other comprehensive income, net of tax:
Foreign currency translation adjustments	(1,468)	(7,535)	6,067
Unrealized gains on securities	517	43,368	(42,851)
Minimum pension liability adjustment	3,492	37,565	(34,073)
Unrealized gains (losses) on derivatives	(1,109)	772	(1,881)

Other comprehensive income	1,432	74,170	(72,738)

Comprehensive income	119,333	85,870	33,463

Consolidated Statements of Shareholders’ Equity

(Unaudited)

(In millions of yen)

	Shares of common stock outstanding (thousands)	Common stock	Additional paid- in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, April 1, 2003	1,345,450	78,156	87,263	19,539	200,517	(48,095)	(21,937)

Net income					11,700
Other comprehensive income						74,170
Cash dividends, ¥30 per ADS (5 common shares)					(8,061)
Purchases of treasury stock	(5,253)						(2,170)

Balance, March 31, 2004	1,340,197	78,156	87,263	19,539	204,156	26,075	(24,107)

Net income					117,901
Other comprehensive income						1,432
Cash dividends, ¥30 per ADS (5 common shares)					(7,989)
Purchases of treasury stock	(39,784)						(21,407)
Retirement of treasury stock					(23,881)		23,881

Balance, March 31, 2005	1,300,413	78,156	87,263	19,539	290,187	27,507	(21,633)

Kubota Corporation

and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

(In millions of yen)

	Year ended March 31, 2005	Year ended March 31, 2004	Change
Operating activities:
Net income	117,901	11,700
Depreciation and amortization	25,808	27,755
Provision for reversal of retirement and pension costs, less payments	(7,306)	48,516
Government subsidy	(58,571)	—
Gain on sales of securities	(1,604)	(3,161)
Gain on disposal of fixed asset	1,341	4,122
Equity in net income of affiliated companies	(2,324)	(780)
Deferred income taxes	13,625	(15,554)
Decrease (increase) in notes and accounts receivable	(19,540)	48,241
Decrease (increase) in inventories	(8,129)	6,954
Increase in other current assets	(15,159)	(15,812)
Increase (decrease) in trade notes and accounts payable	22,404	(9,521)
Increase (decrease) in income taxes payable	(3,363)	5,195
Increase in other current liabilities	3,151	310
Other	(1,326)	1,610

Net cash provided by operating activities	66,908	109,575	(42,667)

Investing activities:
Purchases of fixed assets	(20,818)	(26,493)
Purchases of investments and change in advances	(495)	9,257
Proceeds from sales of property, plant, and equipment	2,769	3,129
Proceeds from sales of investments	2,981	8,182
Proceeds from sales of business	(4,931)	2,562
Increase in finance receivables	(119,878)	(115,117)
Collection of finance receivables	53,575	31,192
Proceeds from sales of finance receivables	5,208	50,019
Other	3,361	(3,108)

Net cash used in investing activities	(78,228)	(40,377)	(37,851)

Financing activities:
Proceeds from issuance of long-term debt	39,582	37,128
Repayments of long-term debt	(39,081)	(74,171)
Net increase (decrease) in short-term borrowings	34,453	(7,489)
Cash dividends	(7,989)	(8,061)
Purchases of treasury stock	(21,451)	(2,223)
Other	(1,006)	(281)

Net cash provided by (used in) financing activities	4,508	(55,097)	59,605

Effect of exchange rate changes on cash and cash equivalents	154	(242)	396

Net increase in cash and cash equivalents	(6,658)	13,859
Cash and cash equivalents, beginning of year	81,221	67,362

Cash and cash equivalents, end of year	74,563	81,221	(6,658)

	(In millions of yen)

Notes:
Cash paid during the year for:
Interest	4,401	4,459	(58)
Income taxes	32,092	24,030	8,062

Kubota Corporation

and Subsidiaries

Consolidated Segment Information

(Unaudited)

(1) Information by industry segment

Year ended March 31, 2005	(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	582,664	170,629	117,633	112,300	983,226	—	983,226
Intersegment	88	8,237	249	14,956	23,530	(23,530)	—

Total	582,752	178,866	117,882	127,256	1,006,756	(23,530)	983,226

Cost of sales and operating expenses	503,596	167,391	112,167	117,848	901,002	(10,075)	890,927

Operating income	79,156	11,475	5,715	9,408	105,754	(13,455)	92,299

Identifiable assets at March 31, 2005	614,123	190,669	105,890	100,874	1,011,556	181,500	1,193,056

Depreciation	14,154	6,368	930	1,678	23,130	2,338	25,468

Capital expenditures	17,482	1,823	358	1,388	21,051	5,046	26,097

Year ended March 31, 2004					(In millions of yen)

	Internal Combustion Engine & Machinery	Pipes, Valves & Industrial Castings	Environmental Engineering	Other	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	501,551	175,178	115,721	137,787	930,237	—	930,237
Intersegment	32	6,923	696	16,581	24,232	(24,232)	—

Total	501,583	182,101	116,417	154,368	954,469	(24,232)	930,237

Cost of sales and operating expenses	447,559	187,783	116,286	162,180	913,808	(5,420)	908,388

Operating income (loss)	54,024	(5,682)	131	(7,812)	40,661	(18,812)	21,849

Identifiable assets at March 31, 2004	512,885	204,764	101,086	109,829	928,564	195,661	1,124,225

Depreciation	12,713	7,440	927	3,777	24,857	2,397	27,254

Capital expenditures	13,096	2,504	2,711	2,117	20,428	968	21,396

Kubota Corporation

and Subsidiaries

(2) Information by geographic segment

Year ended March 31, 2005	(In millions of yen)

	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	659,283	232,135	91,808	983,226	—	983,226
Intersegment	193,242	3,000	2,792	199,034	(199,034)	—

Total	852,525	235,135	94,600	1,182,260	(199,034)	983,226

Cost of sales & operating expenses	772,886	215,044	87,207	1,075,137	(184,210)	890,927

Operating income	79,639	20,091	7,393	107,123	(14,824)	92,299

Identifiable assets at March 31, 2005	746,627	259,218	64,737	1,070,582	122,474	1,193,056

Year ended March 31, 2004					(In millions of yen)

	Japan	North America	Other Areas	Total	Corporate & Eliminations	Consolidated
Net sales
Unaffiliated customers	675,442	188,767	66,028	930,237	—	930,237
Intersegment	154,741	2,656	1,949	159,346	(159,346)	—

Total	830,183	191,423	67,977	1,089,583	(159,346)	930,237

Cost of sales & operating expenses	815,158	172,195	63,338	1,050,691	(142,303)	908,388

Operating income	15,025	19,228	4,639	38,892	(17,043)	21,849

Identifiable assets at March 31, 2004	752,041	177,163	44,290	973,494	150,731	1,124,225

(3) Overseas sales

Year ended March 31, 2005	(In millions of yen)

	North America	Other Areas	Total
Overseas sales	232,631	112,693	345,324
Consolidated net sales			983,226
Ratio of overseas sales to consolidated net sales	23.6%	11.5%	35.1%

Year ended March 31, 2004		(In millions of yen)

	North America	Other Areas	Total
Overseas sales	189,273	97,618	286,891
Consolidated net sales			930,237
Ratio of overseas sales to consolidated net sales	20.3%	10.5%	30.8%

Kubota Corporation

and Subsidiaries

Fair Value of Short-Term and Other Investments

(Unaudited)

The Company classifies its holding marketable equity securities and all of its debt securities as available for sale securities, which are reported at their fair value on the Company’s balance sheet. The following table presents costs, fair values, net unrealized holding gains and losses for securities by major security type at March 31, 2005 and 2004.

(In millions of yen)

	March 31, 2005			March 31, 2004
	Cost	Fair value	Net unrealized holding gains	Cost	Fair value	Net unrealized holding gains
Short-Term Investments:
Governmental and corporate debt securities and other	—	—	—	3,001	3,001	—

Other Investments (*):
Equity securities of financial institutions	22,040	87,232	65,192	22,307	89,682	67,375
Other equity securities	19,812	47,423	27,611	19,431	44,463	25,032
Other	813	820	7	1,608	1,695	87

Total	42,665	135,475	92,810	46,347	138,841	92,494

(*)	“Other investments” on the Company’s balance sheets includes investments in non-traded and unaffiliated companies, for which there is no readily determinable fair value. They were stated at cost of ¥11,504 million and ¥12,642 million, at March 31, 2005 and 2004, respectively.

Kubota Corporation

and Subsidiaries

Notes:

1.	The United States dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2005, of ¥107 = US$1, solely for convenience.

2.	Each ADS represents 5 common shares.

3.	121 subsidiaries are consolidated.

Major consolidated subsidiaries:	Domestic	Kubota Construction Co., Ltd.
Kubota Credit Co., Ltd.
Kubota Maison Co., Ltd.
Kubota Environmental Service Co., Ltd.

	Overseas	Kubota Tractor Corporation
Kubota Credit Corporation, U.S.A.
Kubota Manufacturing of America Corporation
Kubota Engine America Corporation
Kubota Metal Corporation
Kubota Baumaschinen GmbH
Kubota Europe S.A.S.

4.	29 affiliated companies are accounted for by the equity method.

Major affiliated companies :	Domestic	18 sales companies of farm equipment Kubota Matsushitadenko Exterior Works, Ltd.

5.	Summary of accounting policies:

	The accompanying condensed consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America except for ‚.

‚	The Consolidated Segment Information is prepared in accordance with a requirement of the Japanese Securities and Exchange regulations. This disclosure is not consistent with SFAS No.131, “Disclosures about Segments of an Enterprise and Related Information”.

6.	Retail finance receivables due from end users of the Company’s products which are issued by financial subsidiaries were previously classified into notes and accounts receivable in current assets on the consolidated balance sheet. Activity related to the retail finance receivables on the consolidated statements of cash flows was previously classified into operating activities as “Decrease (increase) in notes and accounts receivable”.

The Company reconsidered its classification of these receivables and currently presents them as mentioned below pursuant to the “Current Assets and Current Liabilities” Guidance in Accounting Research Bulletin (ARB) No. 43, “Restatement and Revision of Accounting Research Bulletins”, and the Statement of Financial Accounting Standards Board No.95, “Statement of Cash Flows”.

On the consolidated balance sheets, the retail finance receivables related to sales by Kubota Group’s sales companies were classified into two segments; Notes and account receivable in current assets and Long-term trade accounts in other assets. The presentation of the prior year’s balance sheet was restated in conformity with the presentation of the year under review.

On the statements of cash flow, activity related to long-term trade accounts are included in “Other” of operating activities. The reclassification has been made to the presentation of the prior years statements of cash flows.

The retail finance receivables related to the sales to end users by independent dealers are classified as finance receivables on the balance sheets and activity related to finance receivables are classified as “Increase of finance receivables”, “Collection of finance receivables” and “Sales of finance receivables” on the statements of cash flows. The reclassification has been made to the presentation of the prior year’s balance sheet and the statement of cash flows in conformity with the presentation of the year under review.

On the balance sheets, finance receivables are classified into short-term finance receivables and long-term finance receivables according to anticipated collection, and the prior year’s balance sheet is restated in conformity with the presentation of the year under review.

Kubota Corporation

and Subsidiaries

7.	In December 2003, the Company transferred the building materials business to one of our affiliated companies (Kubota Matsushitadenko Exterior Works, Ltd.) (accounted for using the equity method). Accordingly, the “Building Materials & Housing” segment was considered immaterial, and was transferred to the “Other” segment.

8.	On January 31, 2005, regarding the substitutional portion of obligation to pay benefits for past employee service, the Company completed the transfer of benefit obligation and related plan assets to the government. Pursuant to the Emerging Issue Task Force (EITF) No. 03-2 “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”, the Company realized the gain from the transfer in the year under review during which the transfer occurred. Accordingly, the consolidated statement of income for the year ended March 31, 2005 includes a gain of ¥58,571 million which is included in other income and a loss of ¥2,255 million as operating expense. The gain of ¥58,571 million was the difference between the Accumulated Benefit Obligation to be transferred and the plan assets that were actually transferred. The loss of ¥2,255 million was net of the gain from the derecognition of accrued salary progression and the loss for unrealized actuarial losses related to the benefit obligation to be transferred.

9.	The consolidated financial reports for the prior year have been reclassified to conform to the presentation for the year ended March 31, 2005.

Kubota Corporation

and Subsidiaries

Consolidated Net Sales by Product Group

(Unaudited)

(In millions of yen)

	Year ended Mar. 31, 2005		Year ended Mar. 31, 2004		Change
	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	519,428	52.8	450,740	48.4	68,688	15.2

Domestic	232,074		219,786		12,288	5.6
Overseas	287,354		230,954		56,400	24.4

Construction Machinery	63,236	6.5	50,811	5.5	12,425	24.5

Domestic	24,923		23,192		1,731	7.5
Overseas	38,313		27,619		10,694	38.7

Internal Combustion Engine & Machinery	582,664	59.3	501,551	53.9	81,113	16.2

Domestic	256,997	26.2	242,978	26.1	14,019	5.8
Overseas	325,667	33.1	258,573	27.8	67,094	25.9

Pipes and Valves	136,622	13.9	143,773	15.4	(7,151)	(5.0)

Domestic	132,755		130,656		2,099	1.6
Overseas	3,867		13,117		(9,250)	(70.5)

Industrial Castings	34,007	3.4	31,405	3.4	2,602	8.3

Domestic	22,723		21,844		879	4.0
Overseas	11,284		9,561		1,723	18.0

Pipes, Valves & Industrial Castings	170,629	17.3	175,178	18.8	(4,549)	(2.6)

Domestic	155,478	15.8	152,500	16.4	2,978	2.0
Overseas	15,151	1.5	22,678	2.4	(7,527)	(33.2)

Environmental Engineering	117,633	12.0	115,721	12.4	1,912	1.7

Domestic	113,875	11.6	112,381	12.1	1,494	1.3
Overseas	3,758	0.4	3,340	0.3	418	12.5

Building Materials & Housing	24,874	2.5	51,823	5.6	(26,949)	(52.0)

Domestic	24,874		51,823		(26,949)	(52.0)

Other	87,426	8.9	85,964	9.3	1,462	1.7

Domestic	86,678		83,664		3,014	3.6
Overseas	748		2,300		(1,552)	(67.5)

Other	112,300	11.4	137,787	14.9	(25,487)	(18.5)

Domestic	111,552	11.3	135,487	14.6	(23,935)	(17.7)
Overseas	748	0.1	2,300	0.3	(1,552)	(67.5)

Total	983,226	100.0	930,237	100.0	52,989	5.7

Domestic	637,902	64.9	643,346	69.2	(5,444)	(0.8)
Overseas	345,324	35.1	286,891	30.8	58,433	20.4

(*)	Please refer to Note 7 on page 23.

Kubota Corporation

and Subsidiaries

Anticipated Consolidated Net Sales by Industry Segment

(In billions of yen)

	Year ending Mar. 31, 2006		Year ended Mar. 31, 2005		Change
	Amount	%	Amount	%	Amount	%
Domestic	262.0		257.0		5.0	1.9
Overseas	337.0		325.7		11.3	3.5

Internal Combustion Engine & Machinery	599.0	60.1	582.7	59.2	16.3	2.8

Domestic	169.0		155.5		13.5	8.7
Overseas	18.0		15.1		2.9	19.2

Pipes, Valves & Industrial Castings	187.0	18.8	170.6	17.4	16.4	9.6

Domestic	115.0		113.8		1.2	1.1
Overseas	4.0		3.8		0.2	5.3

Environmental Engineering	119.0	11.9	117.6	12.0	1.4	1.2

Domestic	90.0		111.6		(21.6)	(19.4)
Overseas	1.0		0.7		0.3	42.9

Other	91.0	9.2	112.3	11.4	(21.3)	(19.0)

Grand Total	996.0	100.0	983.2	100.0	12.8	1.3

Domestic	636.0	63.9	637.9	64.9	(1.9)	(0.3)
Overseas	360.0	36.1	345.3	35.1	14.7	4.3

Kubota Corporation

and Subsidiaries

Non-consolidated Financial Highlights

(Unaudited)

(1) The date of the Board of Directors’ Meeting	Friday, May 13, 2005

(2) The date of the Ordinary General Meeting of Shareholders	Friday, June 24, 2005

(3) Results of operations	(In millions of yen except per ADS amounts)

	Year ended March 31, 2005	Change(*)	Year ended March 31, 2004	Change(*)
Net sales	¥675,431	1.7%	¥663,827	(1.3)%
Operating income	¥56,857	35.9%	¥41,829	47.7%
% of net sales	8.4%		6.3%
Ordinary income	¥64,733	40.8%	¥45,964	71.8%
% of net sales	9.6%		6.9%
Net income	¥43,186	98.9%	¥21,709	—
% of net sales	6.4%		3.3%
Net income per ADS (5 common shares)(**)	¥163	—	¥81	—
Ratio of net income to shareholders’ equity	11.0%	—	6.1%	—
Ratio of ordinary income to total assets	7.5%	—	5.3%	—

Notes to results of operations:

1.	Weighted-average number of shares outstanding during the year ended March 31, 2005	1,323,551,587
	Weighted-average number of shares outstanding during the year ended March 31, 2004	1,342,977,305
2.	(*) represents percentage change to the comparable previous year.
3.	(**) represents amount based on the average number of common shares outstanding during the year.

(4) Cash dividends	(In millions of yen except per ADS amounts)

	Cash dividends per ADS			Annual cash dividends	Annual cash dividends as % to net income	Annual dividends as % to share -holders’ equity
	Interim	Year end	Total
Year ended March 31, 2005	¥15.00	(*) ¥25.00	¥40.00	¥10,471	24.6%	2.6%
Year ended March 31, 2004	¥15.00	¥15.00	¥30.00	¥8,044	37.1%	2.1%

Note to cash dividends:

(*)	Year end dividends for the fiscal year ended March 31, 2005 are subject to shareholders’ approval at the Ordinary General Meeting of Shareholders to be held on June 24, 2005.

Kubota Corporation

and Subsidiaries

(5) Financial position	(In millions of yen except per ADS amounts)

	As of March 31, 2005	As of March 31, 2004
Total assets	¥861,617	¥867,690
Shareholders’ equity	¥397,954	¥383,925
Ratio of shareholders’ equity to total assets	46.2%	44.2%
Shareholders’ equity per ADS	¥1,529	¥1,432

Notes to financial position:

Number of shares outstanding as of March 31, 2005	1,300,843,383
Number of shares outstanding as of March 31, 2004	1,340,734,232
Number of treasury stock as of March 31, 2005	39,965,595
Number of treasury stock as of March 31, 2004	69,074,746

(6) Anticipated results of operations for the year ending March 31, 2006

(In millions of yen except per ADS amounts)

	Six months ending September 30, 2005	Year ending March 31, 2006
Net sales	¥293,000	¥659,000
Ordinary income	¥23,000	¥58,500
Net income	¥14,500	¥35,000
Interim cash dividends per ADS	—	—
Year end cash dividends per ADS	—	—

Notes to anticipated results of operations for the year ending March 31, 2006:

1.	The non-consolidated financial information is prepared in accordance with accounting principles generally accepted in Japan and includes the information of parent company only. It should not be confused with condensed consolidated financial information.
2.	All figures in the non-consolidated financial information have been rounded down except per ADS information.
3.	Forecasted cash dividends per ADS are not disclosed.
4.	Please refer to page 12 for further information related to the above mentioned anticipated results of operations.

Kubota Corporation

and Subsidiaries

Notice of Change of Management

(Effective as of June 24, 2005)

1) Appointment of new Directors

Name	Current Title
Hirokazu Nara	General Manager, Corporate Planning & Control Department

Masayoshi Kitaoka	General Manager, Farm Machinery Division

Tetsuji Tomita	President, Kubota Tractor Corporation

Masatoshi Kimata	General Manager, Tsukuba Plant

2) Appointment of new Corporate Auditors

Name	Current Title
Junichi Maeda	Director

Yuzuru Mizuno	Matsushita Electric Industrial Co., Ltd.

3) Retirement of Directors (Expiration of terms of office)

Name	Current Title	New Title
Tomomi Soh	Director	Adviser

Mikio Kinoshita	Director	Adviser

Akira Seike	Director	Adviser

Tadahiko Urabe	Director	President, Kubota - C. I. Co., Ltd. (Appointed on Apr. 1, 2005)

Junichi Maeda	Director	Corporate Auditor

4) Retirement of Corporate Auditor (Expiration of terms of office)

Name	Current Title	New Title
Masayoshi Fujita	Corporate Auditor	—

End of document

May 13, 2005

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice of Termination of Retirement Benefit Systems for Directors and

Corporate Auditors

Please be advised that Kubota Corporation (hereinafter “the Company”) resolved at the Board of Directors’ Meeting held on May 13, 2005 to terminate Retirement Benefit Systems for directors and corporate auditors as of June 24, 2005.

1. Reasons of Termination

The Company has reformed management systems such as ;

-Reducing the number of board directors for rapid decision-making

-Clarifying directors’ responsibilities by shortening the term of office from 2 years to 1

-Introduction of age-limit system for directors

As a part of reformation of management systems, the Company intends to terminate Retirement Benefit Systems that reflects the length of service of individuals and is considered as late payment of remuneration.

2. Grant of Retirement Benefit for the present Directors and Corporate Auditors

At the ordinary general meeting of shareholders to be held on June 24, 2005, the Company will propose that the retirement benefit systems should be terminated and retirement benefit should be paid to present directors and corporate auditors for the services rendered before termination of the system. Timing of payment will be at their retirements from their offices.

End of document

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, housing starts in Japan, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

May 13, 2005

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on retirement of shares

Please be advised that Kubota Corporation (the Company), at its Board of Directors’ Meeting held on May 13, 2005, resolved to retire shares of common stock of the Company pursuant to Article 212 of the Commercial Code of Japan as follows:

1. Type of shares to be retired :

Shares of common stock of the Company

2. Number of shares to be retired :

39,000,000 shares (2.9% of total number of shares issued)

3. Date of retirement of shares :

June 30, 2005 (planned)

Note : After the above retirement of shares, total number of shares issued will be 1,301,808,978.

End of document

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, housing starts in Japan, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: June 2, 2005	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department